FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 20th of April, 2005

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	April 20th, 2005	By:	/s/ Etan Mogilner
Associate General Counsel

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M-Systems Contact:	Investor Relations Contacts:
Ronit Maor CFO	Jeff Corbin / Lee Roth KCSA
972-9-764-5002	212-682-6300
Ronit.maor@m-systems.com	jcorbin@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE

M-SYSTEMS REPORTS $ 96 MILLION IN REVENUES AND

EARNING PER SHARE OF 16 CENTS

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Gross Margins Improved from 22% in the Fourth Quarter of 2004 to 25%in the First Quarter of 2005

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KFAR-SABA, Israel, April 20, 2005 - M-Systems (Nasdaq:  FLSH) today announced financial results for the first quarter ended March 31, 2005.

For the first quarter of 2005, revenues were $ 95.9 million, compared to revenues of $ 63.5 million in the first quarter of 2004, and $ 114.1 million in the fourth quarter of 2004.  Gross margins for the first quarter of 2005 were 24.6 percent, compared to 21.7 percent in the fourth quarter of 2004 and 26.0 percent in the first quarter of 2004.  M-Systems also reported a net profit for the quarter ended March 31, 2005 of $ 6.1 million, or $ 0.16 per share, compared to a net profit of $ 3.7 million, or $ 0.11 per share, in the first quarter of 2004, and a net profit of $ 9.0 million, or $ 0.24 per share, in the fourth quarter of 2004.

Commenting on the results, Dov Moran, President and Chief Executive Officer of M-Systems, said:  "I am very pleased with our first quarter results, as we delivered better than expected revenues and earnings, with improved gross margins.  We continue to see strong interest for our DiskOnKey®, Mobile DiskOnChip® and flash data storage products for the embedded systems market, as well as early excitement for our recent initiative, the MegaSIM(TM).  This quarter`s highlights include the CES announcement of U3(TM) LLC, and the launch of MegaSIM with the support of Orange and Oberthur at 3GSM.  Both events exemplify the spirit of M-Systems and its dedication to bringing unique technology and innovation to the fast growing market for flash data storage."

He continued, "With the different elements of our business coming together - our unique technology, our leading products, our flash supply agreements, our strong customer base, our innovative design activity, our growing target markets and above all our dedicated employees - we believe we have a solid foundation for significant growth and success."

Mr. Moran concluded, "For the full year of 2005, we are reiterating our projections for revenues of at least $ 450 million and earnings per share at or above $ 1.00."

M-Systems will host a conference call to discuss its financial results and other matters discussed in this press release at 10:00 a.m. U.S. EDT today, April 20, 2005.  The call can be accessed by dialing: +1 (973) 582-2776. The call will also be available live on the Internet at www.m-systems.com and www.kcsa.com. Following the call, the webcast will be archived for a period of 30 days.  A replay of the call will be available beginning at approximately 12:00 p.m. EDT, April 20, 2005, until April 25, 2005 at 11:59 p.m. To listen to the replay, please call +1 (973) 341-3080. To access the replay, users will need to enter the following code: 5951743.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip® products and MegaSIM(TM) technology.  M-Systems also sells data storage products to the embedded systems market, including for digital set-top boxes and thin client computers. For more information, please contact M-Systems at www.m-systems.com.

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NOTE:  This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to, risks related to: the effect of global economic conditions in general and conditions in the company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the company`s and its customers` inventory levels and in inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the company`s and its customers` products; and other risk factors detailed in the company`s most recent annual report and its other filings with the Securities and Exchange Commission. All forward-looking statements included in this release are based upon information available to the company as of the date hereof. The company assumes no obligation to update the information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to the company's website above does not constitute incorporation of any of the information thereon into this press release.

You may register to receive M-Systems` future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

(Tables to Follow)

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M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended		Year Ended
	March 31,		December 31,
	2005	2004	2004
	Unaudited		Audited

Revenues*	$ 95,918	$ 63,548	$ 347,551

Costs and expenses:
Cost of goods sold	72,367	47,022	264,799
Research and development, net	8,206	4,629	24,834
Selling and marketing**	8,554	7,480	31,077
General and administrative	2,208	1,464	6,771

Total costs and expenses	91,335	60,595	327,481

Operating income	4,583	2,953	20,070
Financial and other income, net	1,516	711	4,080

Net income	$ 6,099	$ 3,664	$ 24,150

Basic net earnings per share	$ 0.17	$ 0.12	$ 0.71

Diluted net earnings per share	$ 0.16	$ 0.11	$ 0.66

Weighted average number of shares used in computing basic net earnings per share	35,748,892	31,354,098	34,195,642

Weighted average number of shares used in computing diluted net earnings per share	38,915,901	34,455,969	36,823,118

(*)

Revenues for the three months ended March 31, 2005 and March 31, 2004, and for the twelve months ended December 31, 2004, include license fees and royalties and income generated from a venture, accounted for under the equity method, in the amounts of $ 6,555, $ 4,947, and $ 36,853 respectively.

(**)	Selling and marketing expenses for the three months ended March 31, 2005, include equity losses generated from U3, in the amount of $ 687.

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CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended	Year Ended
	March 31,	December 31,
	2005	2004	2004
	Unaudited	Audited

ASSETS
Cash, cash equivalents, short-term bank deposits and marketable securities	$ 263,091	$ 201,224	$ 174,713
Trade receivables	45,601	18,593	41,503
Other accounts receivable and prepaid expenses	3,968	3,669	3,962
Inventories	51,239	80,400	56,160
Severance pay funds	3,698	2,614	3,397
Long-term investments	19,802	12,785	20,171
Property and equipment, net	21,513	18,025	20,203
Other assets and deferred charges, net	2,342	555	1,340

Total assets	$ 411,254	$ 337,865	$ 321,449

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade payables	$ 33,747	$ 52,353	$ 25,515
Deferred revenues	3,048	29,192	4,625
Other accounts payable and accrued expenses	23,680	12,268	21,493

Total current liabilities	60,475	93,813	51,633

Long-term liabilities:
Convertible senior notes	71,301	---	---
Accrued severance pay and other long term liabilities	5,122	3,296	4,751

Total long-term liabilities	76,423	3,296	4,751

SHAREHOLDERS` EQUITY
Share capital	10	10	10
Additional paid-in capital	300,288	293,273	297,096
Accumulated deficit	(25,942)	(52,527)	(32,041)

Total shareholders' equity	274,356	240,756	265,065

Total liabilities and shareholders' equity	$ 411,254	$ 337,865	$ 321,449

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